ZeroCarb Inc.
(the “Company”)
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: ZeroCarb Inc. Management

We have reviewed the accompanying financial statements of ZeroCarb Inc. (the Company), which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

June 17, 2026

ZEROCARB INC.
BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	131,024	269,854
Accounts Receivable		15,563	40,238
Inventory		502,960	104,603
Other Current Assets		-	6,655
Total Current Assets		649,547	421,350
Non-Current Asset:			
Advances to Suppliers	$	-	23,650
Total Non-Current Asset		-	23,650
TOTAL ASSETS	$	649,547	445,000
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	217,658	182,814
Accrued Expenses		76,674	4,447
Unearned Revenue		50,845	-
Accrued Interest - Convertible Notes		70,736	-
Loan Payable - ST		327,343	-
Loan Payable - Related Party		10,408	8,608
Total Current Liabilities	$	753,664	195,869
Non-Current Liability:			
Convertible Notes	$	1,404,904	311,194
Total Non-Current Liability	$	1,404,904	311,194
TOTAL LIABILITIES		2,158,568	507,063
EQUITY			
Common Stock	$	996	996
Preferred Stock		409	443
Additional Paid-In Capital		6,446,214	6,471,463
Accumulated Deficit		(7,956,640)	(6,534,965)
TOTAL EQUITY	$	(1,509,021)	(62,063)
TOTAL LIABILITIES AND EQUITY	$	649,547	445,000

See Accompanying Notes to these Unaudited Financial Statements

ZEROCARB INC.
STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,		**2025**	**2024**
Sales Revenue	$	2,200,046	1,617,222
Cost of Goods Sold		(857,825)	(625,268)
Gross Profit	$	1,342,221	991,954
Operating Expenses			
Advertising and Marketing	$	917,162	666,746
Research and Development		63,986	14,692
Selling and Fulfillment		780,056	554,818
Legal and Professional		89,294	54,950
Payroll Expenses		216,873	256,364
General and Administrative		616,003	614,575
Total Operating Expenses		**2,683,374**	**2,162,145**
Total Loss from Operations	$	**(1,341,153)**	**(1,170,191)**
Other Income (Expense)			
Other Income	$	29,673	20,937
Interest Expense		(110,194)	(663)
Total Other Income (Expense)		**(80,521)**	**20,274**
Net Loss	**$**	**(1,421,674)**	**(1,149,917)**

See Accompanying Notes to these Unaudited Financial Statements

ZEROCARB INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Series Seed Preferred (SSPS)		Series Seed-2 Preferred (SS2PS)		Series Seed-3 Preferred (SS3PS)		Series Seed-4 Preferred (SS4PS)		Addition al Paid-In Capital	Accumulated Deficit	Total Shareholders' Equity
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount			
Beginning balance at 1/1/24	9,959,720	996	1,152,610	115	340,982	34	2,157,785	216	177,927	18	6,129,743	(5,385,117)	746,005
Issuance of Preferred Stock	-	-	-	-	-	-	-	-	604,952	60	341,720	-	341,780
Prior Period Adjustment	-	-	-	-	-	-	-	-	-	-	-	69	69
Net Loss	-	-	-	-	-	-	-	-	-	-	-	(1,149,917)	(1,149,917)
Ending balance at 12/31/24	9,959,720	996	1,152,610	115	340,982	34	2,157,785	216	782,879	78	6,471,463	(6,534,965)	(62,063)
Issuance (Retirement) of Preferred Stock	-	-	-	-	(340,982)	(34)	-	-	-	-	(25,249)	-	(25,283)
Prior Period Adjustment	-	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Net Loss	-	-	-	-	-	-	-	-	-	-	-	(1,421,674)	(1,421,674)
Ending balance at 12/31/25	9,959,720	996	1,152,610	115	-	-	2,157,785	216	782,879	78	6,446,214	(7,956,640)	(1,509,021)

See Accompanying Notes to these Unaudited Financial Statements

ZEROCARB INC.
STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net Loss	$	(1,421,674)	(1,149,917)
Adjustments to reconcile Net Loss to Net Cash provided by operations:			
Prior Period Adjustment		-	69
(Increase) Decrease in:			
Accounts Receivable		24,675	(7,642)
Inventory		(398,357)	143,494
Other Current Assets		6,654	(2,897)
Advances to Suppliers		23,650	(23,650)
Increase (Decrease) in:			
Accounts Payable		34,844	(22,805)
Accrued Expenses		72,227	(57,565)
Unearned Revenue		50,845	-
Accrued Interest - Convertible Notes		70,736	-
Total Adjustments to reconcile Loss to Net Cash provided by operations:		(114,726)	29,004
Net Cash used in Operating Activities	$	(1,536,400)	(1,120,913)
INVESTING ACTIVITIES			
Net Cash provided by (used in) Investing Activities	$	-	-
FINANCING ACTIVITIES			
Proceeds from Loan Payable - Related Party	$	1,800	-
Proceeds from Loan Payable		327,343	-
Proceeds from Convertible Notes		1,093,710	311,194
Issuance (Retirement) of Stocks		(25,283)	341,780
Net Cash provided by Financing Activities	$	1,397,570	652,974
Cash at the beginning of period		269,854	737,793
Net Cash decrease for period	$	(138,830)	(467,939)
Cash at end of period	$	131,024	269,854

Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	39,458	663
Income taxes	-	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

ZeroCarb Inc. ("the Company"), doing business as LYFE Foods and ZeroCarb LYFE, was formed in Delaware on December 15, 2021. Prior to its transition to a corporation, the Company was originally organized in Indiana as a limited liability company known as ZeroCarb LLC. The Company was subsequently registered to do business in Indiana as a Foreign For-Profit Corporation on January 31, 2022. The Company manufactures and sells high-protein, low-carbohydrate food products, including chicken-based pizza crusts, chicken chips, and other better-for-you foods. Revenue is generated through direct-to-consumer online sales, retail distribution, and food service channels.

The Company's principal operations and headquarters are located at 318 Main Street, Suite 101, Evansville, Indiana 47708, where production and core business activities take place. Its registered office in Delaware is located at 850 New Burton Road, Suite 201, Dover, Delaware 19904. Customers are located across the United States, with growing demand from retail, e-commerce, and food service partners.

The Company plans to conduct a Regulation CF crowdfunding campaign to support operating capital needs, expansion initiatives, and continued growth.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Credit Policies and Concentrations

Credit terms are typically net 30–45 days. The Company evaluates credit risk on a customer-by-customer basis. Certain customers represented more than 10% of receivables as of year-end and are disclosed in the accounts receivable section below. The Company has not pledged or factored any accounts receivable.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. Management's plans to address these conditions include actively pursuing additional capital through a Regulation CF offering, expanding retail, ecommerce, and food service sales channels, reducing production costs through operational efficiencies, and improving gross margins. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $ 131,024 and $269,854 in cash as of December 31, 2025 and December 31, 2024, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

Account balances are written off against the allowance when collection efforts have been exhausted and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

The Company generally extends credit to its customers on a net 30–45 day basis. As of the balance sheet date, three customers accounted for more than 10% of outstanding receivables, as shown below. Management believes the allowance for doubtful accounts is adequate to absorb potential losses.

Customer	2025	2024
D2C Customers	33%	13%
KeHe Foods Distribution, Inc.	50%	84%
Pizza Bella	15%	-

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on management's assessment of the collectability of individual accounts and the aging of outstanding receivables. Changes in the allowance during the year were as follows:

Description	2025	2024
Balance at Beginning of Year	-	-
Provision Charged to Expense	(16,500)	(11,844)
Write-Offs	16,500	11,844
Balance at End of Year	-	-
Totals	-	-

Inventory

Inventory consisted primarily of raw materials, finished goods and supplies. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2025 and December 31, 2024 were $502,960 and $104,603 , respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue through the following streams:

Direct-to-Consumer (D2C) Online Sales:
The Company's performance obligation is to fulfill and ship customer orders. Revenue is recognized when the product is shipped or delivered to the customer (depending on shipping terms), which is when control transfers to the buyer. Customers pay at checkout on the website and payments are collected immediately; therefore, sales are not performed on credit. In cases of upfront payment, orders are generally fulfilled and shipped within 1–3 business days after payment is received.

Wholesale / Retail Sales (B2B):
The Company's obligation is to deliver finished goods in accordance with the purchase order or distribution agreement. Revenue is recognized when the goods are delivered to the customer or the customer's designated carrier, as this is when control transfers. Sales to B2B customers are typically performed on credit under agreed payment terms (e.g., Net 30, Net 45), resulting in accounts receivable. In rare cases where payment is received in

advance, products are generally shipped within 5–10 business days depending on order size and logistics scheduling.

Food Service Sales:
The Company's obligation is to provide ordered products in accordance with customer specifications. Revenue is recognized when the products are delivered or picked up, which is when the customer obtains control of the goods. Food service customers are generally billed on credit under standard payment terms, although some smaller accounts may pay at the time of purchase; most transactions therefore give rise to accounts receivable. In cases where payment is received in advance, orders are typically delivered within 3–7 business days depending on volume and routing.

As of December 31, 2025, the Company recorded unearned revenue of $50,845, which primarily relates to customer prepayments received for orders that had not yet been fulfilled or delivered as of year-end. This balance represents amounts collected in advance of satisfying the related performance obligations, and will be recognized as revenue upon shipment or delivery of the related goods. The Company had no unearned revenue balance as of December 31, 2024.

Advertising and Marketing Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Selling and Fulfillment

Selling and fulfillment expenses consist of costs incurred to support the Company's sales, distribution, and customer fulfillment activities. These expenses primarily include shipping and freight costs, fulfillment and storage fees, sales commissions, retailer-related fees and chargebacks, packaging and labeling costs, and other miscellaneous selling and distribution expenses and are recognized as expenses as costs are incurred.

General and Administrative

General and administrative expenses are costs incurred to support the Company's overall business operations and administrative functions. These expenses consist primarily of contractor fees, software expenses, travel, and other miscellaneous administrative expenses and are recognized as expenses as costs are incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors,

placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2024	1,333,866	-	-
Granted	-	-	-
Exercised	-	-	-
Expired/cancelled	-	-	-
Total options outstanding, December 31, 2024	1,333,866	-	-
Granted	1,169,500	-	-
Exercised	(565,301)	-	-
Expired/cancelled	(154,070)	-	-
Total options outstanding, December 31, 2025	1,783,995	-	-
Options exercisable, December 31, 2024	1,164,978	-	-

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2024	1,198,466	-
Granted	-	-
Vested	(629,205)	-
Forfeited	-	-
Nonvested shares, December 31, 2024	569,261	-
Granted	1,169,500	-
Vested	(1,164,978)	-
Forfeited	-	-
Nonvested shares, December 31, 2025	573,783	-

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities

As of December 31, 2025 and December 31, 2024, significant components of the Company's deferred tax assets and liabilities were as follows:

	2025	2024
Net Operating Loss Carryforwards	1,740,563	1,383,206
Accrued Expenses	(18,321)	(7,641)
Depreciation (difference in methods/timing)	-	-
Other Temporary Differences	-	(116)
Gross Deferred Tax Asset	**1,722,242**	**1,375,449**
Less: Valuation Allowance	(1,722,242)	(1,375,449)
Net Deferred Tax Asset (Liability)	-	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards

As of December 31, 2025 and December 31, 2024, the Company had state net operating loss carryforwards of approximately $6,720,321 and $5,340,563, respectively. Federal NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

The components of income tax expense (benefit) for the years ended December 31, 2025 and 2024 are as follows:

	2025	2024
Current tax expense	-	-
Deferred tax expense (benefit)	1,722,242	1,375,449
Valuation Allowance	(1,722,242)	(1,375,449)
Net Deferred Tax Asset (Liability)	-	-

Income Taxes Paid

During 2025 and 2024, the Company paid no income taxes to federal or state jurisdictions.

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2025		2024	
	Amount ($)	**% of Pretax Income (Loss)**	**Amount ($)**	**% of Pretax Income (Loss)**
Income tax benefit at U.S. Statutory Rate (21%)	(299,349)	21%	(241,483)	21%
State taxes, net of federal benefit	(69,848)	5%	(56,346)	5%
Permanent differences	(6,051)	0%	-	0%
Change in Valuation Allowance	(346,794)	24%	(499,391)	43%
Other	722,042	-51%	797,220	-69%
Total Income Tax Expense (benefit)	**-**	**0%**	**-**	**0%**

Explanation of Significant Reconciling Items:

The Company's effective tax rate differs from the federal statutory rate primarily due to state income taxes, permanent differences, changes in the valuation allowance, and other nonrecurring reconciling items recorded during the year. Management evaluated the realizability of deferred tax assets and concluded that a valuation allowance remains appropriate based on cumulative losses and limited objectively verifiable positive evidence supporting future utilization of deferred tax assets.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

LYFE Industries LLC is under common ownership and control with the Company through Cofounder and Chief Executive Officer, Omar Atia. The Company engages LYFE Industries LLC for manufacturing and related operational services in the normal course of business. The outstanding balance due to LYFE Industries LLC was $24,000 as of December 31, 2024, which was fully repaid during 2025.

During 2025 and 2024, the Company engaged 12in6 LLC, an entity wholly owned and controlled by Mr. Atia, to provide services to the Company. The Company paid 12in6 LLC $70,000 and $149,476 during 2025 and 2024, respectively, which were recorded in general and administrative expenses as contractor costs. In addition, the Company paid Mr. Atia cash compensation of $72,584 and $41,815 during 2025 and 2024, respectively. Beginning in March 2025, the Company also provided Mr. Atia with the use of a Company vehicle at a cost of $1,500 per month, which was recorded in general and administrative expenses.

Crescent Valley provided a loan to the Company prior to 2022 to support working capital requirements. Crescent Valley is considered a related party because it is controlled by Mr. Atia, the entity's Managing Partner, and Mr. Atia is also the Company's Founder, Chief Executive Officer, Board member, and a 19.5% shareholder.

In addition, Mr. Atia personally provided funding during 2025 to support the Company's working capital requirements. Refer to Note 5 for further details on related party balances with Crescent Valley and Mr. Atia.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Short-Term Loan - The Company executed an unsecured promissory note with Haytham Mohamed, who also holds approximately $37,000 in separate convertible notes; however, he is not considered a related party as he does not hold any executive or governance role in the Company. The note is in the principal amount of $115,000 and bears interest at 8% per annum. The outstanding principal and accrued interest were due in full on or before September 30, 2025. As of December 31, 2025, the maturity date has lapsed; accordingly, the balance is considered payable on demand and is classified as current.

Short Term Loan - The Company entered into a Financing Agreement dated November 12, 2025, with Mohamed Kassem, an external party. The arrangement is structured as a cost-plus sale rather than an interest-bearing loan. The Financier's cost of inventory is $100,000, with a fixed markup of $2,536, resulting in a total deferred sale price of $102,536. The amount is payable within 45 calendar days from the agreement date, with a maturity date of December 27, 2025. No interest rate is applicable, and the obligation is settled as a fixed purchase price rather than through interest-based payments. The arrangement is secured by a personal guarantee from Omar Atia and a lien on a property located at 1125 N Main Street, Evansville, IN. As the obligation was due within the 45-day term and the maturity date has lapsed as of December 31, 2025, the balance is considered on demand and classified as current.

Short Term Inventory Financing - During 2025, the Company entered into multiple consignment-based inventory financing arrangements totaling $256,411 with Ouiby Inc. dba Kickfurther to fund inventory purchases. Under these agreements, the Company receives upfront funding and is required to repay a predetermined payout amount over time based on inventory sell-through and reporting activity. Repayments occur over 2025–2026 reporting cycles and may be adjusted for early completion discounts, late fees, and other contractual provisions. Although structured as consignment "Co-Op" arrangements, these agreements are in substance short-term financing obligations tied to inventory performance rather than transfers of inventory ownership.

Related Party Loans - Crescent Valley, a related party controlled by the Company's Founder, Chief Executive Officer, and Board member, Omar Atia, provided a $21,772 loan to the Company prior to 2022 to support working capital requirements.

Similarly, Omar Atia also personally provided funding during 2025 in the amount of $28,500 to support the Company's operational capital requirements. The loans are non-interest bearing and have no specified maturity date. The funds were used for general business purposes and do not confer any ownership, governance, or operational rights between the parties.

Convertible Notes - The Company has entered into several convertible note agreements to raise capital. The notes bear interest at a rate of 8% per annum and are repayable upon demand by the holder prior to conversion, with stated maturities ranging from December 31, 2027 to June 30, 2028. The notes are convertible into shares of

the Company's common stock at a 20% discount upon the occurrence of a change of control or a qualified financing event During 2025, the increase in the outstanding balance primarily relates to additional issuances of convertible notes during the year.

Shown below is the debt summary for the year ended December 31, 2025 and 2024:

				For the Year Ended December 2025				For the Year Ended December 2024			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Short Term Loan Payable to Haytham Mohamed	115,000	8%	On Demand	115,000	-	115,000	-	-	-	-	-
Short Term Loan Payable to Mohamed kassem	102,536	0%	On Demand	102,536	-	102,536	-	-	-	-	-
Short-Term Inventory Financing	256,411	0%	2026	109,807	-	109,807	-	-	-	-	-
Related Party Loans	50,272	0%	On Demand	10,408	-	10,408	-	8,608	-	8,608	-
Convertible Notes	1,093,710	8%	2027-2028	-	1,404,904	1,404,904	70,736	-	311,194	311,194	-
Total				337,751	1,404,904	1,742,655	70,736	8,608	311,194	319,802	-

NOTE 6 - EQUITY

The Company has authorized 17,000,000 common shares with a par value of $0.0001 per share. There were 9,959,720 shares issued and outstanding as of 2025 and 2024.

Voting: Common stockholders are entitled to one vote per share.

The Company has authorized 5,290,394 preferred shares with a par value of $0.0001 per share, of which 1,750,000 shares are designated as Series Seed Preferred Stock; 349,221 shares are designated as Series Seed-2 Preferred Stock; 2,408,294 shares are designated as Series Seed-3 Preferred Stock; and 782,879 shares are designated as Series Seed-4 Preferred Stock.

As of December 31, 2024, issued and outstanding preferred stock consisted of 1,152,610 Series Seed Preferred Shares, 340,982 Series Seed-2 Preferred Shares, 2,157,785 Series Seed-3 Preferred Shares, and 782,879 Series Seed-4 Preferred Shares.

As of December 31, 2025, issued and outstanding preferred stock consisted of 1,152,610 Series Seed Preferred Shares, 2,157,785 Series Seed-3 Preferred Shares, and 782,879 Series Seed-4 Preferred Shares. The Series Seed-2 Preferred Shares (340,982 shares) were retired during 2025.

Voting: Holders are entitled to the number of votes equal to the number of whole shares of Common Stock into which their preferred shares are convertible.

Dividends: The holders of outstanding shares of Preferred Stock shall be entitled to receive, only when, as, and if declared by the Board of Directors, out of any funds and assets legally available therefor, dividends at the rate of 6% of the Original Issue Price for each share of Preferred Stock.

Redemption: While there is no fixed optional redemption date, a redemption right exists in connection with a Deemed Liquidation Event. If the Corporation does not effect a dissolution within ninety days of such an event, the Requisite Holders of Preferred Stock can request that the Corporation use all available proceeds to redeem all outstanding shares of Preferred Stock. The redemption price is set at a price per share equal to the applicable

Liquidation Amount. If the available proceeds are insufficient to redeem all shares, the Corporation must redeem a pro rata portion of each holder's shares to the fullest extent permitted by law.

Conversion: Preferred shareholders maintain the right to convert their shares into Common Stock. For the purposes of voting and dividend calculations, each holder of Preferred Stock is treated based on the number of whole shares of Common Stock then issuable upon the conversion of those preferred shares.

Liquidation preference: In the event of a voluntary or involuntary liquidation, dissolution, or winding up, the holders of Second Series Seed Preferred Stock (comprising Series Seed-2, Seed-3, and Seed-4) are entitled to be paid out of available assets before any payment is made to the holders of Common Stock or Series Seed Preferred Stock. They receive an amount per share equal to the greater of their specific Original Issue Price plus declared but unpaid dividends, or the amount they would have received if converted to Common Stock. After this payment is made in full, the holders of Series Seed Preferred Stock are entitled to their liquidation preference before any payment is made to Common Stock holders. Once all Preferred Liquidation Amounts are fully satisfied, the remaining assets are distributed among the holders of Common Stock on a pro rata basis based on the number of shares held.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 17, 2026, the date these financial statements were available to be issued.

Management has evaluated subsequent collections on significant outstanding receivables through that date and has determined that there were no material changes to the expected collectability of accounts receivable as of the balance sheet date.

Subsequent to December 31, 2025, the Company entered into a Merchant Loan Agreement with WebBank under which it received funding of $340,000 with a total contractual repayment obligation of $367,200. The loan is repayable over a maximum term of 18 months through daily payments equal to 16% of Shopify-related sales and is secured by a continuing security interest in substantially all of the Company's non-real estate assets.

During February 2026, the Company amended its Articles of Incorporation to increase its authorized common stock from 17,000,000 shares to 20,000,000 shares and its authorized preferred stock from 5,290,394 shares to 6,856,153 shares, both with a par value of $0.0001 per share. Included within the increase in authorized preferred stock was an increase in the authorized Series Seed-4 Preferred Stock from 782,879 shares to 2,348,638 shares.

Subsequent to the amendment, the Company entered into a Preferred Stock Purchase Agreement in February 2026, pursuant to which it issued Series Seed-4 Preferred Stock at a purchase price of $1.40507 per share. As of December 31, 2025, 782,879 shares were issued and outstanding, resulting in 1,565,759 authorized but unissued shares available for issuance under the February 2026 closing and any subsequent closings under the Agreement.